Filed by Managed Portfolio Series (SEC File No. 333-262082)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Kensington Managed Income Fund / Kensington Dynamic Growth Fund
SEC File No. 811-22756
PLEASE DO NOT DISREGARD THIS LETTER
EVEN IF IT IS PAST THE INDICATED DEADLINE, PLEASE VOTE YOUR SHARES!

Special Meeting of Shareholders May 17, 2022
WE NEED YOUR PARTICIPATION

Dear Valued Shareholder:

We recently distributed proxy materials in connection with a Special Meeting of Shareholders for the Kensington Managed Income Fund and Kensington Dynamic Growth Fund, slated for May 17, 2022. The Special Meeting of Shareholders is fast approaching and our records indicate that we have not yet received your vote. We are asking you to please take a moment now to submit your vote. You may think your vote is inconsequential, but your participation helps us to avoid costly adjournments and additional solicitations.

Shareholders will be asked to vote on the following proposal:

Proposal 1:	To approve an Agreement and Plan of Reorganization by and between Advisors Preferred Trust (the “Target Trust”) and Managed Portfolio Series (the “Acquiring Trust”) which provides for the reorganization of the Kensington Managed Income and Kensington Dynamic Growth Fund ("the Acquiring Income and Growth Fund”), providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Income Fund and Dynamic Growth Fund by the Acquiring Growth Fund in exchange for shares of the Acquiring Income and Growth Fund; (b) the distribution of such shares to the shareholders of the Target Income and Growth Fund; and (c) the liquidation and termination of the Target Income and Growth Fund (the "Income and Growth Fund Reorganization").

While to date, an overwhelming majority of the votes received have been cast in favor of the proposal, a quorum of the shares entitled to vote has not yet been achieved for your Fund(s).

The Board of Trustees recommends that you vote “FOR” the Proposal.
The proxy statement is available online www.okapivote.com/Kensington.
In order for your vote to be represented, we must receive your voting instructions. EVEN IF IT IS PAST THE INDICATED MEETING DATE, PLEASE SUBMIT YOUR VOTE TODAY USING THE URL AND CONTROL NUMBER PROVIDED IN YOUR EMAIL.
If you have any questions, please call Okapi Partners, our proxy solicitor, toll-free at (844) 343-2643. Representatives are available Monday - Friday 9:00am to 8:00pm (ET).

Thank you for your continued support of the Funds and your assistance in this matter.